Lanham & Lanham, LLC
A Professional Law Firm

28652 Oso Parkway	Telephone: (949) 858-6773
Suite D	Facsimile: (949) 858-6774
Rancho Santa Margarita, California 92688

May 7, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Bryan J. Pitko

RE:      Caribbean Pacific Marketing, Inc.
File No. 333-180008 (Form S-1 Amendment No. 2)

Dear Mr. Pitko:

The attached Amendment No. 2 to the above-referenced filing has been filed on EDGAR in response to your comments in your letter dated April 30, 2012.

With respect to the comments related to Amendment No. 1 of Form S-1, filed April 16, 2012, please note the following amendments to that Registration, keyed to the numerated comments of your letter.

1.	We have disclosed on the prospectus cover page that the Company qualifies as an "emerging growth company and we have revised the prospectus to disclose:

a.	How and when a company may lose emerging growth status;
b.	The various exemptions that are available to the Company;
c.	Our election to opt out of the extended transition period under Section 107(b) of the JOBS Act.

We have elected to not adopt the extended transition period for complying with new or revised accounting standards under Section 102(b). The Company acknowledges that this election is irrevocable.

Though we qualify as an emerging growth company and are eligible to switch to the scaled disclosure provisions available to emerging growth companies for registration statements initially filed before April 5, 2012, we have decided not to take advantage of this accommodation and have not removed any information we have previously disclosed in the registration statement. The requested disclosure has been added to the cover page of the Prospectus.

2.	We have revised the risk factor to discuss the increased costs of compliance and the risks presented to the Company.

3.	We have made this correction.

4.	We have revised the disclosures to clarify the services being performed by the consultant as well as the current status of the website development and planned completion schedule.

5.	The last caption of this section has been revised.

6.	The last caption of the three sections has been revised.

7.	We have clarified our disclosures relating to the products which will be sold and to clearly define the term “private label”.

8.	Two new risk factors have been added

9-10.
We have revised our disclosures to clearly state that the agreement with Absolute is not exclusive, and to clarify that the wholesale unit prices of the products is inclusive of all services provided by the contract manufacturer.

11.
We have added a disclosure as to the revenue-recognition standard as set forth in ASC 605.  The Registrant does not have any “private label customers”, as its products will be sold directly to Consumers on a retail basis.

12.	The requested revisions have been made.

13.	The disclosure was corrected by replacing Nevada with Florida.

14.	The requested revisions have been made.

Thank you for your consideration.

Very truly yours,

/s/ Randall Lanham, Esq.

RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC